

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

<u>Via E-mail</u>
Stephen H. Belgrad
Chief Financial Officer
c/o Old Mutual (US) Holdings Inc.
200 Clarendon Street, 53rd Floor
Boston, Massachusetts 02116

>**Re:** **OM Asset Management Limited**
>**Registration Statement on Form S-1**
>**Filed June 30, 2014**
>**File No. 333-197106**

Dear Mr. Belgrad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   Refer to the following sentence on page 3: "Through March 31, 2014, 80 of our Affiliates' 90 benchmarked strategies have outperformed their relevant benchmarks since inception on a gross basis, and 97% of our Affiliates' benchmarked assets have outperformed their relevant benchmarks since inception." Please revise to address the following:

- Clarify the distinction between those two claims, regarding the performance of your Affiliates' benchmarked strategies versus the performance of their benchmarked assets.
- Clarify the meaning of "on a gross basis," as well as the impact of including fees.

2.   Please provide independent support for your claims that Acadian, Campbell Global and Heitman are leading managers in their respective sectors.

Our Business, page 1

3.   We note your references to ENI revenues and pre-tax ENI from 2011 through 2013 at the top of page 3. Considering the prominence of such measures, please revise your disclosure (either narratively or within a table) to present with equal prominence your U.S. GAAP revenue and U.S. GAAP net income from continuing operations attributable to controlling interests for the respective periods. In addition, expand your non-GAAP reconciliations within your summary historical consolidated and combined financial data (page 9) to include a reconciliation of your ENI revenue (similar to that provided on page F-58).

Competitive Strengths, page 3

4.   We note that you have presented pre-tax operating margin(s) under your disclosures of economic net income at the top of page 4 and elsewhere throughout your registration statement (e.g. Selected Historical Consolidated Financial Data (page 52), Summary Results of Operations (page 65), Segment Information (Note 22, page F-57), etc.). Please revise to omit these disclosures or present comparable measures under U.S. GAAP. Refer to Regulation S-K Item 10(e)(1)(i)(A).

Summary Historical Consolidated and Combined Financial Data, page 9

5.   Please revise your table to ensure amounts presented are consistent with your historical financial statements. In this regard, provide your reconciliation to "Net income from continuing operations attributable to controlling interests" within footnote (3) to this table. In addition, disaggregate your impairment charges from your depreciation and amortization.

Other Operational Data, page 10

6.   Please provide a footnote (here and elsewhere throughout your registration statement, as applicable) to explain what "annualized revenue impact of net flows" represents and how such amounts were determined.

Risk Factors, page 12

7.   Refer to the following sentence on page 17: "As of March 31, 2014, our Affiliates' top five client relationships represented 17% of total run rate ENI management fee revenue, including equity accounted Affiliates, and our Affiliates' top 25 clients represented 36% of run rate ENI management fee revenue, including equity accounted Affiliates." Please revise to explain what "total run rate ENI management fee revenue" means.

Special Note Regarding Forward-Looking Statements, page 43

8.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D). Please revise to clarify that the Act's safe harbor protections do not apply to statements made in connection with this offering, or remove the reference to the Act.

Selected Historical Consolidated Financial Data, page 51

9.   Consistent with the instructions to Item 301 of Regulation S-K, please revise your table to include your net income (loss) from continuing operations and provide a reconciliation to your other key measures (i.e. net income before tax from continuing operations attributable to controlling interests, and per share data, etc.), similar to the reconciliation provided on page 70.

Unaudited Pro Forma Consolidated Statement of Operations, page 56

10.   Non-GAAP information is prohibited on the face of any pro forma financial information which is required to be disclosed under Article 11 of Regulation S-X. As such, please revise to remove all economic net income disclosures from the face of your pro forma disclosures. Refer to Regulation S-K Item 10(e)(1)(ii)(D).

11.   Please revise to remove the discontinued operations and related eliminations from the face of the pro forma statement of operations. Refer to Instruction 1 of Regulation S-X Rule 11-02.

12.   We note your presentation of debt elimination and new third party debt, most notably that this adjustment is based upon certain assumptions (i.e. credit ratings) and an estimated annual rate of 2%, as described in footnote 1 on page 58. Please revise to remove this adjustment or explain to us how you determined that this adjustment meets the requirement of factually supportable. Refer to Rule 11-02 of Regulation S-X. As an alternative to your current presentation, we would not object to presentation of this adjustment as a notation only.

Unaudited Pro Forma Consolidated Balance Sheet, page 60

13.   Non-GAAP information is prohibited on the face of any pro forma financial information which is required to be disclosed under Article 11 of Regulation S-X. As such, please revise to remove your elimination of consolidated funds disclosures from the face of your pro forma disclosures. Refer to Regulation S-K Item 10(e)(1)(ii)(D).

Pro Forma U.S. GAAP Adjustments to the Consolidated Balance Sheet, page 61

14.   We note that you present an accrued payable to your Parent in the amount of $40.8 million at March 31, 2014 and this amount is determined based on "surplus working capital." In an effort to provide greater transparency, please revise footnote (1) to present an abridged definition of surplus working capital and provide a tabular disclosure of this calculation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

15.   Please revise to explain in greater detail the distinction between a "profit-share model" and a "revenue-share model." For instance, refer to the following sentence on page 112: "Rather than invest in a fixed percentage of Affiliate revenues (a 'revenue-share' model), Affiliate partners and we each invest in the underlying profits of their respective businesses, a model we refer to as a 'profit-share' model (with the exception of ICM, which has a revenue-share model)." Either here or at the top of page 64, provide examples illustrating how these arrangements work. In addition, please briefly explain why Investment Counselors of Maryland is unique among your Affiliates in having a revenue-share model.

16.   We note your disclosure that the management fees charged by your Affiliates to their clients are based on the level of assets under management. Please revise to clarify the extent to which the level of assets under management is calculated on a period-end basis versus an average over the period.

17.   We note your disclosure that the performance fees charged by your Affiliates to their clients are based whether your Affiliates' investment performance over agreed time periods has met or exceeded pre-determined hurdles. Please revise to describe these arrangements in greater detail. For instance, indicate the length of the time periods involved and to what extent the hurdle thresholds are based on cumulative returns.

Assets Under Management, page 68

18.   Please revise your disclosure to include roll-forwards of your AUM by client type and by client location.

U.S. GAAP Results of Operations, page 69

Management Fees, page 70

19.   Your disclosure that the increase in management fees from 2012 to 2013 was primarily attributable to increases in AUM is vague. Please expand your discussion and analysis to include a more granular discussion of the causal factors for any such increases or decreases. For example, consider discussing significant changes in inflows/outflows by asset class, changes in market appreciation/depreciation, your average basis points earned

by asset class, and any other contributing factors such as economic changes. Provide similar disclosure in your interim discussion and analysis on page 76.

Non-GAAP Supplemental Performance Measure, page 78

ENI Revenues, page 82

20.   Please revise to include a reconciliation of your ENI revenues to your U.S. GAAP revenues, similar to that provided on page F-58.

Market Risk, page 97

21.   We note that you have quantified your estimate of market risk as a change in revenue which is based on a 10% increase or decrease in year assets under management (AUM). We also note from your disclosure on page 67 that your AUM are comprised of equity instruments in both domestic and foreign markets, as well as fixed income and alternative investments. Please address the following.

- Explain to us and revise your disclosure to specifically indicate which risks have been measured (i.e. equity prices, foreign currency, interest rate, other, et al.).
- We note that your compensation plans include variable cost components which are based on the performance of your AUM and material to your financial results. Revise to indicate the impact on earnings that would be caused by these hypothetical changes in AUM.
- Revise to present all information required by Item 305 of Regulation S-K, including disclosure of your modeling techniques and underlying assumptions.

Critical Accounting Policies and Estimates, page 98

Goodwill, page 103

22.   Please revise to disclose the following information relating to your assessment for impairment of goodwill:

- The amount of goodwill assigned to each reporting unit;
- A description of how your corporate assets and liabilities are considered in determining the carrying and fair value of each reporting unit;
- The percentage by which the fair value of each reporting unit exceeds its carrying amount at the date of the last impairment test; and
- Key assumptions that drive the fair value of the reporting unit.

Management, page 130

23.   With respect to Messrs. Bain, Riordan, Gladman and Ritchie, please confirm that you have disclosed each person's principal occupations and employment during the past five years, as there are periods of time for which the disclosure is ambiguous.

Compensation Discussion and Analysis, page 136

24.   Please disclose in greater detail how your Parent used the comparator group data in making total compensation decisions for your named executive officers. For instance, if your Parent targeted or adjusted any amounts paid so that an individual's total compensation would be commensurate with a certain percentile within the comparator group data, please explain.

2013 Compensation Process and Elements, page 141

25.   With respect to the 2013 incentive awards, please revise the chart showing the 2013 Incentive Pool metrics to clarify the amounts indicated (e.g. millions).

26.   With respect to both the 2013 incentive awards and the Value Incentive Plan, please disclose in greater detail how the financial performance metrics were calculated. For example, explain what "Adjusted Operating Profit" (page 142) means and clarify whether "IFRS Adjusted Operating Profit" (page 144) entailed the same calculation.

27.   With respect to both the 2013 incentive awards and the Value Incentive Plan, please describe in greater detail the named executive officers' individual goals and strategic objectives. For example, clarify whether the named executive officers were directed to increase assets under management by a certain amount. As another example, explain what "working with the Affiliates" means.

28.   With respect to both the 2013 incentive awards and the Value Incentive Plan, please describe in greater detail how your Parent determined each named executive officer's ultimate award amount in relation to the individual's target amount. See Item 402(b)(2)(vi) and –(vii) of Regulation S-K.

29.   With respect to the Value Incentive Plan, we note your disclosure that the amounts paid to each of the named executive officers under the Plan and the allocations of those amounts are included in the Summary Compensation Table. Please clarify where you have disclosed the amounts of restricted ordinary shares awarded pursuant to the Value Incentive Plan.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

30.   Please explain to us how the 2013 deconsolidation of funds resulted in a $109.0 million increase in redeemable non-controlling interest in consolidated funds.

31.   Please explain to us how the first quarter 2013 redemptions presented on page F-62 resulted in a $163.2 million increase in redeemable non-controlling interest in consolidated funds.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Significant Accounting Policies, page F-9

General

32.   We note that you disclose advisory fees receivable in your consolidated balance sheets on page F-3; however, your significant accounting policies do not disclose your charge-off policy for amounts deemed uncollectible. Please revise to present this information, if applicable. Refer to ASC 310-10-50-4A.

Allocated Costs from the Parent, page F-9

33.   Please revise to disclose your estimate of what the allocated expenses from your parent would have been if you had operated on a standalone basis for each period presented. If this disclosure is not already provided because it is impractical to do so, tell us specifically why. Refer to ASC 225-10-S99-3 (Question 2).

Revenue Recognition, page F-14

34.   Please revise your disclosure to clarify that your asset-based advisory fees represent management fees as reported on page F-4 (Consolidated Statements of Operations). Also, expand your disclosure concerning your performance fees to clarify whether such fees are subject to clawback provisions.

Note 3 – Investments, page F-21

35.   We note for your significant accounting policy disclosure on page F-13 that all of your discretionary investments are categorized as trading. Please revise to present the trading gains/(losses) related to the trading securities held in your investment portfolio at the reporting date. Refer to ASC 320-10-50-9(e).

Note 4 – Fair Value Measurements, page F-22

36.   We note from your disclosure on page F-23 that your investment funds are measured at fair value using the net asset value (NAV) as the practical expedient of measuring fair value. Please respond to the following.

  • Explain to us the accounting guidance you relied upon to classify these investments as Level 1 in the fair value hierarchy. Refer to ASC 820-10-35-54B.

- Clarify for us whether all of Level 2 valuations use NAV as the practical expedient.
- Describe the types and amounts (if material) of adjustments you make to the NAV's of your funds classified as Level 2.
- To the extent that any of your investments classified as Level 2 or 3 in the fair value hierarchy are not measured using NAV as the practical expedient, revise to present the valuation techniques and inputs used in your fair value measurement. Refer to ASC 820-10-50-2(bbb) and 820-10-55-103.
- Provide the minimum required disclosures for investments valued using the NAV as the practical expedient as required by ASC 820-10-50-6A.

37.   For your recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please revise to address the following.

- Present a narrative description of the sensitivity of your Level 3 fair value measurements to changes in the underlying unobservable inputs. Refer to ASC 820-10-50-2(g).
- Explain to us and revise to present the valuation processes you perform to assess the reasonableness of your Level 3 measurements. For example, how you decide on your valuation policies and procedures and analyze changes in measurements from period to period. Refer to ASC 820-10-50-2(f) and 820-10-55-105.

38.   We note from your condensed consolidated balance sheets disclosure on page F-59 for the period ending March 31, 2014 that you have both assets and liabilities held for transfer. Please revise to include these amounts in your fair value measurements disclosures on page F-68. These amounts should be disaggregated between recurring and nonrecurring fair value disclosures, as applicable. Refer to ASC 820-10-50-2(a).

Note 5 – Variable Interest Entities, page F-24

39.   We note from your disclosure of consolidated variable interest entity assets and liabilities that you aggregate your assets and liabilities from timber funds with other consolidated funds. Please revise to separately present the material assets and liabilities of your consolidated timber funds (i.e. restricted cash and borrowings).

Note 6 – Equity Accounted Investees, page F-26

40.   We note that the carrying value of your Heitman LLC equity method investment is $76.9 million and your equity ownership in the underlying net assets of Heitman LLC is $59.5 million. Please tell us if you performed an impairment analysis for this investment and provide us with the authoritative guidance you relied upon to support your conclusion.

Note 9 – Timber and Timberlands, page F-31

41.   We note that you hold material amounts of timber and timberlands on your balance sheet. We also note your significant accounting policy footnotes for timber funds (on page F-

11) and revenue recognition (on page F-15) where you present your policies for recognizing revenues and related costs from timber sales. However, Campbell Global's website indicates that this business is also engaged in the acquisition and disposition of natural resources. Please address the following.

- Revise your statement of operations to separately present your material sources of timber revenues (i.e. timber sales, sales of timberlands, et al.).
- Revise your statement of operations to separately present depletion expenses from costs related to the sales of timberlands.
- Revise your significant accounting policies to indicate your policy for assessing depletion of timberlands or that these assets are not subject to depletion.
- Revise your policies to indicate the criteria you consider when determining whether timberlands are held for sale and how costs from the sales of timberlands are allocated to these transactions.
- Revise your policies to indicate your method for allocating purchase price to acquired assets.
- Confirm to us that your sales contracts are "normal" as defined by ASC 815-10-15-22 through 15-39 and not within the scope of ASC 815, Derivatives and Hedging.

42.   Please revise your MD&A (critical accounting policies and estimates on page 100) to present the significant trends from your timber operations separately from the operations of your other funds. Include in your discussion an explanation of the following.

- Separately discuss (i) timber sales upon delivery, (ii) timber sales on pay-as-cut contracts, (iii) sales of timberlands, and (iv) other.
- Discuss any material disparities between sales and amounts harvested.
- Describe the terms of your material timber contracts (i.e. type, pricing, percentage harvested to date, future commitments, et al.).
- Discuss how the drivers of timber pricing have impacted timber sales (i.e. weather, housing market, et al.).

Note 14 – Income Taxes, page F-40

43.   We note from your disclosure of the components of income tax expense that you incur deferred taxes from federal tax assessments but have never incurred income taxes from current federal assessments. Please explain this to us and revise your disclosure to discuss this matter. If you are a pass-through entity for federal purposes, also reconcile the differences between tax and financial reporting bases as required under ASC 740-10-50-16.

44.   Please explain to us and revise your disclosure to present in your policies whether your income taxes are allocated from a parent entity or not. If income taxes are allocated from a parent company, revise to disclose in your policies the basis for allocating income taxes

from your parent (e.g. the separate return method). Refer to ASC 225-10-S99-3 (Question 3).

Note 17 – Equity-based Compensation, page F-44

Equity-settled corporate awards, page F-46

Grants of restricted shares in Old Mutual plc traded on the London Stock Exchange, page F-47

45. Please revise your disclosure to include the method of determining grant date fair value of your restricted shares and the maximum contractual term and number of shares authorized for your restricted stock program. In addition, revise your tabular presentation of activity related to restricted shares to include a column for weighted-average grant date fair value. Refer to ASC 718-10-50-2.

Note 21 – Discontinued Operations and Restructuring, page F-53

Discontinued Operations, page 53

46. We note that you have entered into a transitional services agreement with your parent to provide managerial oversight to Rogge Global Partners plc over a transition period of two years. Thus, it is apparent that you will have some continuing involvement with this business after the transfer proposed in your initial public offering. Further, we note from your disclosure on page 157 that you will not charge fees for certain services that you will provide to Rogge. Explain to us how you have met the criteria for no continuing involvement in this business as required by ASC 205-20-45-1(b). Please advise or revise as necessary.

47. If light of our comment above, please revise your disclosure on page F-20 (Recent Accounting Developments) to discuss your assessment of the impact ASU 2014-08 has had, or will have, on your consolidated financial statements.

Note 22 – Segment Information, page F-55

48. We note that you operate your business through seven boutique asset management firms and that you determined, based on the fact that you review the financial performance of these firms on an aggregate level (as discussed on page F-12), that you operate one business segment. Please address the following.

- Tell us the name and title of your chief operating decision maker (CODM).
- Tell us whether you separately report any financial performance information for any of your boutique advisory firms to your CODM. If so, describe the information provided and explain how this information is used by the CODM.
- Describe the type of aggregated information, including descriptions of any metrics or measures, provided to the CODM and explain how this information is used by the

> CODM to allocate resources and assess performance.
> - Your disclosure on pages F-12 and F-55 indicates that "management" reviews the performance of your seven boutique asset management firms at an aggregate level. Clarify your disclosure to explain whether "management" refers to your CODM.
> - Tell us whether you have managers that review the performance of your boutique asset management firms at an individual level. If so, tell us whether these managers maintain regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for these asset management firms. Additionally, tell us whether these managers are segment managers as defined in ASC 280 and how this fact was considered in concluding that you have only one operating segment.
> - Provide us with an organizational chart depicting those in your organization who report to the CODM.

Exhibits

49.   We note that your Shareholder Agreement subjects you to policies outlined in the Group Operating Manual. It appears that the policies contained in the Group Operating Manual constitute part of the agreement with your Parent. Please file the manual as an exhibit or explain why you believe the manual does not constitute part of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Dunn, Staff Accountant, at (202) 551-3724 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Via E-mail
        Christina E. Melendi
        Bingham McCutchen LLP